SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Varonis Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

922280 10 2

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922280 10 2

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 344,564
	6.	Shared Voting Power 1,727,543
	7.	Sole Dispositive Power 385,152
	8.	Shared Dispositive Power 1,727,543
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,695
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 922280 10 2

1.	Names of Reporting Persons J.P. Morgan Digital Growth Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 852,974
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 852,974
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 852,974
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 922280 10 2

1.	Names of Reporting Persons PEG Direct Venture Capital Institutional Investors IV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 818,854
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 818,854
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 818,854
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.3%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 922280 10 2

1.	Names of Reporting Persons PEG Venture Capital Institutional Offshore Investors IV L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 34,120
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 34,120
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,120
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 922280 10 2

1.	Names of Reporting Persons 522 Fifth Avenue Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 21,595
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 21,595
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,595
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 922280 10 2

1.	Names of Reporting Persons JPMorgan Chase Bank, National Association
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,155
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,155
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,155
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) <0.1%
12.	Type of Reporting Person (See Instructions) BK

Item 1.

(a)	Name of Issuer:

Varonis Systems, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1250 Broadway, 31st Floor

New York, New York 10001

Item 2.

(a)	Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”); J.P. Morgan Digital Growth Fund L.P. (“DGF”); PEG Direct Venture Capital Institutional Investors IV LLC (“PEG IV”); PEG Venture Capital Institutional Offshore Investors IV L.P. (“PEG IV Offshore”); 522 Fifth Avenue Fund, L.P. (“522”); and JPMorgan Chase Bank, National Association (“JPMCB,” and together with JPMIM, DGF, PEG IV, PEG IV Offshore and 522, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

320 Park Avenue, 15th Floor

New York, New York 10017

(c)	Citizenship:

For each Reporting Persons other than JPMCB, Delaware.

For JPMCB, United States of America

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

(e)	CUSIP Number:

922280 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 24,566,214 shares of Common Stock outstanding on November 6, 2014, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014.

The shares of Common Stock to which JPMIM has shared voting or dispositive power consists of (i) 852,974 shares held by DGF; (ii) 818,854 shares held by PEG IV; (iii) 34,120 shares held by PEG IV Offshore; and (iv) 21,595 shares held by 522. JPMIM serves as the investment advisor to each of DGF, PEG IV, PEG IV Offshore and 522.

The shares of Common Stock to which JPMIM has sole voting or dispositive power consists of shares held by client accounts to which JPMIM serves as investment advisor.

The shares of Common Stock to which JPMCB has beneficial ownership consists of shares held by client accounts to which JPMCB serves as investment advisor.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2015

J.P. MORGAN INVESTMENT MANAGEMENT INC.		522 FIFTH AVENUE FUND, L.P.

By: J.P. Morgan Investment Management Inc.,
By:	/s/ Charles J. Willis, Jr.	its investment advisor
Name:	Charles J. Willis, Jr.
Title:	Vice President
		By:	/s/ Charles J. Willis, Jr.
J.P. MORGAN DIGITAL GROWTH FUND L.P.		Name:	Charles J. Willis, Jr.
		Title:	Vice President

By: J.P. Morgan Investment Management Inc.,
its investment advisor		JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

By:	/s/ Charles J. Willis, Jr.	By:	/s/ Andrew J. Anderson
Name:	Charles J. Willis, Jr.	Name:	Andrew J. Anderson
Title:	Vice President	Title:	Executive Director

PEG DIRECT VENTURE CAPITAL INSTITUTIONAL INVESTORS IV LLC

By: J.P. Morgan Investment Management Inc.,
its investment advisor

By:	/s/ Charles J. Willis, Jr.
Name:	Charles J. Willis, Jr.
Title:	Vice President

PEG VENTURE CAPITAL INSTITUTIONAL OFFSHORE INVESTORS IV L.P.

By: J.P. Morgan Investment Management Inc.,
its investment advisor

By:	/s/ Charles J. Willis, Jr.
Name:	Charles J. Willis, Jr.
Title:	Vice President